

July 21, 2011

Dahua, Inc.
Meng Hua, Chief Financial Officer
8th Floor, Officer Tower 3, Henderson Center
#18 Jianguomennei Street, Dongcheng District
Beijing, China 100005

> **Re:** **Dahua, Inc.**
> **Form 8-K filed July 19, 2011**
> **File No. 0-49852**

Dear Ms. Meng:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your filing to include *all* of the disclosures related to changes in and disagreements with accountants as required by Item 304 of Regulation S-K. In this regard, please follow the specific language required by Item 304 in your disclosures.

2. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202)551-3732 with any questions.

Sincerely,

/s/ Melinda Hooker

Melinda Hooker
Staff Accountant